SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                               (Amendment No. __)

                             -----------------------

                           NEWKIRK REALTY TRUST, INC.
                           --------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    651497109
                             ----------------------
                             (CUSIP Number of Class
                                 of Securities)

                             -----------------------

          Carolyn Tiffany                                 David J. Heymann
First Union Real Estate Equity and                   Post Heymann & Koffler, LLP
       Mortgage Investments                               Two Jericho Plaza
         7 Bulfinch Place                                 Wing A, Suite 111
             Suite 500                                 Jericho, New York 11753
    Boston, Massachusetts 02114                            (516) 681-3636
          (617) 570-4614

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 7, 2005
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))

CUSIP No. 651497109                    13D
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      First Union Real Estate Equity and Mortgage Investments
      I.R.S. I.D. No. 34-6513657
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Ohio
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               7     SOLE VOTING POWER

                     4,375,000
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            4,375,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,375,000 Shares
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      22.6%
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14    TYPE OF REPORTING PERSON*

      OO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      Item 1. Security and Issuer

      This statement on Schedule 13D relates to common shares of stock, par value $.01 per share ("Shares") of Newkirk Realty Trust, Inc., a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7 Bulfinch Place, Suite 500, P.O. Box 9507, Boston, Massachusetts 02114.

      Item 2. Identity and Background.

      (a) This statement is being filed by First Union Real Estate Equity and Mortgage Investments, an Ohio trust ("First Union"). See Appendix A for information regarding First Union's directors and executive officers.

      (b) The principal business address of First Union is 7 Bulfinch Place, Suite 500, P.O. Box 9507, Boston, Massachusetts 02114.

      (c) The principal business of First Union is to acquire, hold and ultimately dispose of real estate related assets including, without limitation, real property and securities in entities that invest in real property. See Appendix A for information regarding First Union's directors and executive officers.

      (d) and (e) During the last five years, neither First Union nor any individual listed on Appendix A has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Not applicable

      Item 3. Source and Amount of Funds of Other Consideration.

      First Union purchased 3,125,000 Shares for an aggregate purchase price of $50,000,000. The source of funds to acquire the 3,125,000 Shares was provided from the working capital of First Union. In addition, First Union acquired 1,250,000 Shares in consideration for the assignment by First Union to the Issuer or certain rights First Union held under an Exclusivity Services Agreement with Michael Ashner, the Trust's Chief Executive Officer, relating to business opportunities generated by or offered to Mr. Ashner relating to net lease assets, as defined.

      Item 4. Purpose of Transaction.

      First Union acquired the Shares reported herein with a view to making a profit on its investment. First Union acquired its Shares on November 7, 2005 in a privately negotiated transaction immediately following the completion of the Issuer's initial public offering of common Stock. Michael L. Ashner, First Union's Chairman and Chief Executive Officer is also the Chairman and Chief Executive Officer of the Issuer and the managing member of the Issuer's external advisor.

      Item 5. Interest of Securities of the Issuer.

      (a) At the close of business on November 15, 2005, First Union directly owned 4,375,000 Shares representing 22.6% of the total outstanding Shares. The foregoing is based upon 19,375,000 Shares outstanding which represents the number of shares reported outstanding in the Issuer's Prospectus dated November 1, 2005.

      The Shares reported herein do not include an aggregate of 1,993,855 units of limited partnership in The Newkirk Master Limited Partnership ("MLP") which are held by WEM-Brynmawr Associates LLC, WEM Fund 98 Limited Partnership and WEM-Win Tender Associates LLC (collectively, the "WEM Entities"), entities controlled by Michael L. Ashner, First Union's Chairman and Chief Executive Officer. The units in the MLP are redeemable at any time after November 7, 2006 and, at the election of the Issuer, may be redeemed for cash or Shares. Neither Michael Ashner nor the WEM Entities are reporting persons hereunder but, due to Ashner's relationship with First Union, may be deemed to constitute a group for purposes of Section 13(d)(3) under the Exchange Act of 1934, with First Union. First Union disclaims the existence of a group with Michael Ashner and the WEM Entities. See statement on Schedule 13D filed by Michael Ashner and the WEM Entities on or about the date hereof for more information regarding the WEM Entities and their ownership of Shares.

      (b) First Union has the sole power to vote and dispose of 4,375,000 Shares owned by First Union.

      (c) First Union acquired all of its Shares on November 7, 2005 through private transactions. Each Share acquired was purchased for either cash or other consideration valued at $16 per Share.

      (d) Not applicable

      (e) Not applicable

      Item 6. Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

      625,000 Shares will vest in 36 equal monthly installments of 17,361shares per month, with the unvested amount subject to forfeiture if: (i) the advisory agreement between the Issuer and NKT Advisors LLC ("NKT"), the external advisor of the Issuer and an entity owned in part and controlled by Michael Ashner, is terminated by the Issuer for cause; (ii) Michael Ashner dies or becomes disabled, unless the other members of NKT's senior management then in place remain in their positions; or (iii) Michael Ashner resigns as an officer and director of both the Issuer and NKT. Conversely, all of the forfeiture restrictions shall terminate and all Shares subject to forfeiture shall fully vest : (i) if the Issuer terminates the advisory agreement with NKT other than for cause; (ii) if NKT terminates the advisory agreement following a breach of a material term of the advisory agreement by the Issuer that is not timely cured; or (iii) upon non-renewal of the advisory agreement. First Union has full voting and dividend rights with respect to the 625,000 restricted shares, which rights shall terminate only upon forfeiture with respect to those shares that had not then vested.

      In connection with the acquisition of the Shares, First Union agreed not sell, transfer, pledge, redeem or otherwise dispose of its Shares for a period equal to the earlier of (i) November 2, 2008 or (ii) at such time as NKT is no longer providing advisory services to the Issuer; provided, however, in no event shall such period be shorter than November 2, 2006. Notwithstanding the foregoing, commencing November 2, 2006, First Union is permitted to pledge its Shares in connection with borrowings with a maximum principal amount no greater than 35% of the value (based on a $16 per Share price) of all Shares held by the Newkirk.

      First Union and the Issuer are party to a Registration Rights Agreement pursuant to which First Union has certain rights to demand that the Shares acquired on November 7, 2005 be registered pursuant to a registration statement or statements filed by the Issuer with the Securities and Exchange Commission.

      Item 7. Materials to be Filed as Exhibits.

      1. Acquisition Agreement, dated November 7, 2005, between Newkirk Realty Trust, Inc. and First Union Real Estate Equity and Mortgage Investments (incorporated by reference to Exhibit 10.4 to First Union's Current Report on Form 8K filed on November 10, 2005)

      2. Lock-up Agreement (incorporated by reference to First Union's Form 8-K dated November 10, 2005.)

      3. Registration Rights Agreement (incorporated by reference to First Union's Form 8-K dated November 10, 2005.)

      4. Ownership Limit Waiver Agreement (incorporated by reference to First Union's Form 8-K dated November 10, 2005.)

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of this 16th day of November, 2005.

                                              FIRST UNION REAL ESTATE EQUITY AND
                                              MORTGAGE INVESTMENTS


                                              By: /s/ Peter Braverman
                                                  ------------------------------
                                                  Peter Braverman
                                                  President

                                   APPENDIX A

                      OFFICERS AND TRUSTEES OF FIRST UNION

      Michael L. Ashner - Chairman, Chief Executive Officer and Trustee. In addition, Mr. Ashner serves as the Chairman, Chief Executive Officer and Director of Newkirk Realty Trust, Inc. ("Newkirk") and the Chief Executive Officer of Winthrop Financial Associates, A Limited Partnership and its affiliates ("WFA"), a position he has held since January 1996. Both WFA and Newkirk are real estate companies with over $2 billion in assets owned and/or managed. Mr. Ashner's business address is c/o Winthrop Financial Associates, Two Jericho Plaza, Wing A, Suite 111, Jericho, New York.

      Bruce Berkowitz - Trustee. Mr. Berkowitz is the Managing Member of Fairholme Capital Management, L.L.C., a registered investment adviser, and President and Director of Fairholme Funds, Inc., a registered investment company under the Investment Company Act of 1940. Mr. Berkowitz's business address is c/o Fairholme Capital Management, 51 John F. Kennedy Parkway ,Short Hills, New Jersey 07078.

      Arthur Blasberg, Jr. - Trustee. Mr. Blasberg is appointed by the Superior Court in Massachusetts to serve as a receiver or trustee of various businesses (including real estate investment companies, and other companies holding industrial and residential real estate as well as undeveloped land). Also, Mr. Blasberg has served as a special master in commercial disputes. Mr. Blasberg's business address is c/o Sullivan & Worcester LLP, One Post Office Square, Boston, Massachusetts 02109

      Peter Braverman - President and Trustee. In addition, Mr. Braverman serves as the President and a Director of Newkirk and the Executive Vice President WFA. Mr. Ashner's business address is c/o Winthrop Financial Associates, Two Jericho Plaza, Wing A, Suite 111, Jericho, New York.

      Talton Embry - Trustee. Mr. Embry is the Chairman of Magten Asset Management Corp., a private investment management company. Mr. Embry's business address is c/o Magten Asset Management Corp., 410 Park Avenue, 14th Floor, New York, New York 10022

      Howard Goldberg - Trustee. Mr. Goldberg is a private investor and provides consulting services to start-up companies. Mr. Goldberg presently serves as a part-time consultant to Laser Lock Technologies, Inc., a company in the security and advertising business, performing duties consistent with that of a chief operating officer. Mr. Goldberg's business address is c/o First Union, 7 Bulfinch Place, Suite 500, P.O. Box 9507, Boston, Massachusetts 02114.

      Steven G. Mandis - Trustee. Mr. Mandis is the Vice Chairman and Chief Investment Officer of Halcyon Structured Asset Management L.P., an investment management firm based in New York City. Mr. Mandis' business address is c/o Halcyon Asset Management, 477 Madison Avenue, 8th Floor, New York, New York 10022

      Thomas Staples - Chief Financial Officer. In addition, Mr. Staples serves as the Chief Financial Officer of Newkirk and WFA. Mr. Staples' business address is c/o Winthrop Financial Associates, 7 Bulfinch Place, Suite 500, P.O. Box 9507, Boston, Massachusetts 02114

      Carolyn Tiffany - Chief Operating Officer and Secretary. In addition, Ms. Tiffany serves as the Chief Operating Officer and Secretary of Newkirk and WFA. Ms. Tiffany's business address is c/o Winthrop Financial Associates, 7 Bulfinch Place, Suite 500, P.O. Box 9507, Boston, Massachusetts 02114.